MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST QUARTER ENDED MARCH 31, 2013

As at May 7, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. This MD&A, which has been prepared as of May 7, 2013, should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the three month periods ended March 31, 2013 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, total production cost per tonne, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the first quarter ended March 31, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

First Quarter 2013 Highlights

First quarter net income was $6.7 million, as compared to $11.1 million a year ago. Basic earnings per share declined to $0.05, as compared to $0.09 per share a year ago.

The decrease in net income, compared to the prior year period, is mainly attributable to differences in final sales adjustments at San Jose and Caylloma of $2.8 million and to comparatively lower operating margins at San Jose, which declined due to higher unit costs of 19%, a lower realized silver price of 5% and lower gold production of 12%. Cash cost per tonne of processed ore at San Jose was in line with guidance for the quarter.

Cash generated by operating activities, before changes in working capital, was $16.3 million, an increase of 11% over the prior year period, as a result of lower taxes paid at Caylloma. Operating cash flow per share, before changes in working capital, increased by 8% to $0.13, as compared to $0.12 a year ago (Refer to non-GAAP financial measures).

Silver production increased by 4% to 992,218 ounces (Q1 2012: 953,092 ounces), while gold production decreased by 13% to 4,492 ounces (Q1 2012: 5,138 ounces).

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $6.60, compared to $3.96 in Q1 2012. The increase is explained by a higher cash cost per ounce recorded at San Jose.  The latter was in turn driven by lower gold credits and a higher unit cash cost per tonne of processed ore. (Refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

2013 Outlook and Guidance

Production Guidance

For 2013, the Company forecasts production of 4.4 million ounces (“oz”) of silver and 23,300 ounces of gold, an increase of 10% and 13%, respectively over 2012, or 5.7 million silver equivalent ounces (using $30/oz silver and $1,700/oz gold).

Mine	Silver (M ox)	Gold (k oz)	CAPEX ($ millions)	Cash Cost (*) ($/t)
San Jose, Mexico	2.4	20.6	22.0	70.40
Caylloma, Peru	2.0	2.7	30.7	96.00
Total	4.4	23.3	52.7	-

(CAPEX refers to capital expenditure)

For 2013, the Company projects zinc and lead production of 25.1 million pounds and 19.4 million pounds, respectively, an increase over 2012 of 9% and 12%, respectively.

Cash cost quarterly guidance*

Mine	Q1 ($/t)		Q2 ($/t)	Q3 ($/t)	Q4 ($/t)	2013 ($/t)		2013 ($/oz)
	Guidance	Actual	Guidance	Guidance	Guidance	Guidance	Actual	Guidance	Actual
San Jose	76	78	78	67	65	70	78	2.90	6.30
Caylloma	96	94	97	95	95	96	94	7.70	6.91
Consolidated								5.00	6.60

*Note: Cash cost per tonne of processed ore (“$/t”) includes all on-site direct and indirect production costs, community relations expenses, concentrate transportation and corporate management fees. It excludes government royalties and workers participation. Cash cost per ounce of payable silver (“$/oz”) is net of by-product credits.

Cash cost per tonne of processed ore at San Jose for 2013 is expected to decrease by 5% to $70.40 per tonne, compared to $74.10 in 2012, as mine throughput rises on completion of development activities. Cash cost per tonne of processed ore at Caylloma for 2013 is expected to increase by 10% to $96.00 per tonne, compared to $87.28 in 2012, due to higher wages, contractor tariffs, and operational items, such as higher ground support in level 6 of the Animas and Bateas veins, and diesel energy generation. The forecast for 2013 incorporates cost containment measures taken by the Company, such as investments required to eliminate energy restrictions from the power grid.

Management’s Discussion and Analysis Page - 3

San Jose Mine

In 2013, San Jose is expected to process 451,000 tonnes of ore grading 186 g/t silver and 1.60 g/t gold. Capital expenditures for the year are estimated to be $22.0 million. The mill expansion to 1,500 tonnes per day (“tpd”) from 1,000 tpd is on track to be commissioned at the beginning of the third quarter. Major capital expenditures include:

•

Mine development: $5.7 million

•

Plant expansion: $9.1 million

•

Tailings dam expansion: $4.4 million

Caylloma Mine

Caylloma is expected to process 464,100 tonnes of ore grading 170 g/t silver and 0.40 g/t gold in 2013. Capital expenditures are estimated to be $30.7 million, including the following major items:

•

Mine development: $7.6 million

•

Camp infrastructure: $8.6 million

•

Tailings dam expansion: $3.6 million

•

Power grid: $4.8 million

Brownfields Exploration

The Company´s brownfields exploration budget for 2013 is $14.2 million: $7.5 million for San Jose and $6.7 million for Caylloma.

Mexico Mining Tax

On April 25, 2013, the Plenum of the House of Representatives in Mexico voted in favor of the Mexico Mining Law Reform (“Reform”).Under the Reform, holders of mining concessions and allotments currently in production will be required to pay Mining Compensation by applying 5% to the taxable income of the mine but excluding deductions for interest, foreign exchanges, taxes and fees, depreciation and amortization.  The Reform document has been sent to the Senate for its discussion and vote and is still subject to edits by the Senate since it is not enacted Law yet. If ultimately approved, its entry into force will be 90 days after its publication.

Management’s Discussion and Analysis Page - 4

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended March 31,
	2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	499,445	492,773	992,218	484,227	468,865	953,092
Gold (oz)	532	3,960	4,492	640	4,498	5,138
Lead (000's lb)	4,614	-	4,614	4,443	-	4,443
Zinc (000's lb)	5,936	-	5,936	5,321	-	5,321
Production cash cost ($/oz Ag)*	6.91	6.30	6.60	6.99	0.83	3.96

* Net of by-product credits

In Q1 2013, the Company produced 992,218 ounces of silver (3% over guidance) and 4,492 ounces of gold (6% below guidance). When compared to the previous year, silver production increased by 4%, while gold production decreased by 13%.  The Company is on schedule to produce 4.4 million ounces of silver and 23,300 ounces of gold or 5.7 million silver equivalent ounces in 2013.

Consolidated cash cost per ounce of payable silver

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $6.60, compared to $3.96 in Q1 2012. The increase is explained by a higher cash cost per ounce recorded at San Jose.  The latter was in turn driven by lower gold credits and a higher unit cash cost per tonne of processed ore. (Refer to non-GAAP financial measures).

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure operating performance of the mine: throughput, grade, recovery, metal production, and unit costs.

Management’s Discussion and Analysis Page - 5

	QUARTERLY RESULTS
	Three months ended March 31,
	2013	2012
Mine Production	San Jose	San Jose
Tonnes milled	93,478	87,056
Average tonnes milled per day	1,076	989

Silver
Grade (g/t)	184	198
Recovery %	89	85
Production (oz)	492,773	468,865
Gold
Grade (g/t)	1.48	1.92
Recovery %	89	84
Production (oz)	3,960	4,498
Unit Costs
Production cash cost ($/oz Ag)*	6.30	0.83
Production cash cost ($/tonne)	77.96	65.46
Unit Net Smelter Return ($/tonne)	199.48	223.07

* Net of by-product credits

San Jose performed according to plan in Q1 2013. Silver production was 4% above budget, although gold production was 5% below budget. Silver head grades were in line with the quarterly mine plan, albeit 7% lower than a year ago. Gold head grades were 9% below plan for the quarter and 23% lower than a year ago, mainly due to local deviations in grades in levels 1350 and 1300 from those predicted by the mineral reserve model.

The main access decline has reached level 1230 and is scheduled to reach level 1150 by year-end. Mine preparation in level 1200 is planned for the end of 2013. The mine is scheduled to start breaking ore progressively at a higher rate in May 2013 towards increased mill production of 1,500 tpd.

Capital expenditures for the first quarter were $5.6 million. The commissioning of the mill´s expansion to 1,500 tpd is scheduled for the third quarter of 2013. The expansion of the tailings dam has been completed.

Cash cost per tonne of processed ore was just 2.6% above guidance for the quarter.  Cash cost per tonne of processed ore for Q1 2013 was $77.96, or 19% above Q1 2012. Cash cost per payable ounce of silver in Q1 2013 was $6.30, compared to $0.83 in Q1 2012. The increase is due to lower gold credits of $3.00 and higher unit costs equivalent to $2.44 per ounce of payable silver.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa department. Its commercial products are a silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 6

	QUARTERLY RESULTS
	Three months ended March 31,
	2013	2012
Mine Production	Caylloma	Caylloma
Tonnes milled	111,416	113,444
Average tonnes milled per day	1,266	1,260

Silver
Grade (g/t)	173	171
Recovery %	81	78
Production (oz)	499,445	484,227
Gold
Grade (g/t)	0.38	0.39
Recovery %	40	45
Production (oz)	532	640
Lead
Grade (%)	2.10	1.98
Recovery %	89	90
Production (000's lb)	4,614	4,443
Zinc
Grade (%)	2.79	2.43
Recovery %	86	88
Production (000's lb)	5,936	5,321
Unit Costs
Production cash cost ($/oz Ag)*	6.91	6.99
Production cash cost ($/tonne)	94.20	81.58
Unit Net Smelter Return ($/tonne)	194.30	183.63

* Net of by-product credits

Silver production for the quarter was 2% above budget and the average silver head grade was 173 g/t or 2% above plan. Metallurgical recovery for silver saw an improvement of 4% following implementation of changes in the plant to improve handling of mixed ore from level six of the Animas vein. Work to implement further changes continues, as management believes there are still opportunities to improve metallurgical recoveries by increasing retention time in flotation. Zinc and lead production were above the comparative quarter by 12% and 4%, respectively, but 9% and 12% below budget as a result of lower head grades encountered in planned working areas during the period.

Cash cost per tonne of processed ore for Q1 2013 was $94.20, or 15% above Q1 2012, and 2% below guidance for the quarter. Cash cost per payable ounce of silver in Q1 2013 was $6.91, net of by-product credits, compared to $6.99 in Q1 2012. Cash cost per ounce remained unaffected by the higher unit costs due to the offsetting effect of higher base metal credits.

Capital expenditures at Caylloma were $5.2 million in Q1 2013.

Management’s Discussion and Analysis Page - 7

In March 2013, the Labor Ministry registered the Minera Bateas Workers Union, covering 70 mine site employees. The Company is waiting for formal notification of the list of demands from the union as part of the collective agreement process.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end-products at each of our operating mines.

	QUARTERLY RESULTS
	Three months ended March 31,
	2013		2012
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	466	0	730
Production (t)	0	2,728	0	2,062
Sales (t)	0	2,770	0	1,987
Adjustment (t)	0	0	0	2
Closing Inventory (t)	0	424	0	806
Zinc
Opening Inventory (t)	521	0	305	0
Production (t)	5,211	0	4,651	0
Sales (t)	5,345	0	4,464	0
Adjustment (t)	17	0	0	0
Closing Inventory (t)	404	0	491	0
Lead
Opening Inventory (t)	443	0	255	0
Production (t)	3,997	0	3,601	0
Sales (t)	4,138	0	3,600	0
Adjustment (t)	32	0	21	0
Closing Inventory (t)	333	0	276	0
Copper
Opening Inventory (t)	0	0	4	0
Production (t)	0	0	0	0
Sales (t)*	0	0	0	0
Adjustment (t)	0	0	0	0
Closing Inventory (t)	0	0	4	0

* Copper concentrate sold as lead concentrate

Management’s Discussion and Analysis Page - 8

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by the January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at March 31, 2013, the Company had issued 34,589 common shares of the Company, with a fair market value of $0.15 million and paid $0.15 million cash according to the terms of the option agreement.

Taviche Oeste Concessions

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement (the “Option”) with Plata Pan American S.A. de C.V. (“Plata”) (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions (“concessions”) immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. Once a production decision is made to develop ore from the concessions, the Company, through its wholly owned subsidiary, Cuzcatlan, will purchase the remaining 45% undivided interest in the property for $6.0 million. Plata will retain a 2.5% net smelter royalty on ore production from this property.

San Luisito Concessions

On February 26, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $0.05 million. Further payments due are as follows: August 26, 2013 $0.15 million, February 24, 2014 $0.40 million, February 24, 2015 $1.0 million, February 26, 2016 $1.4 million, and February 26, 2017 $12 million. The third party will retain a 2% net smelter royalty on ore produced from this property.

Management’s Discussion and Analysis Page - 9

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2013:

	Quarters ended
Expressed in $000’s, except per share data	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
Sales	40,713	37,895	43,835	38,689	40,601	31,047	32,543	24,528
Mine operating earnings	16,784	13,264	19,239	17,078	21,081	13,265	19,811	14,847
Operating income	11,006	7,976	12,262	8,397	16,533	4,436	14,886	10,667
Net income (loss)	6,665	8,472	8,026	3,854	11,111	(1,756)	10,309	6,199
Earnings per share, basic	0.05	0.07	0.06	0.03	0.09	(0.01)	0.08	0.05
Earnings per share, diluted	0.05	0.07	0.06	0.03	0.09	(0.01)	0.08	0.05

Total assets	327,346	316,983	304,612	288,686	280.825	271,641	270,289	253,350
Leases and long term liabilities	2,238	2,250	2,766	1,658	2,237	2,764	2,873	2,988

Sales growth from Q2 2011 to Q1 2013 reflects the steady rise in silver price since the beginning of 2010 and the start of commercial production at San Jose in September 2011. In Q1 2013, an increase in provisional concentrate sales offset the decline in silver prices during the period.

Operating income in Q1 2013 increased over Q4 2012 as a result of higher sales and lower costs of sales, which were offset by higher selling, general and administrative expenses.

Compared to Q1 2012, operating income in Q1 2013 decreased due to an increase in selling, general and administrative expenses, as a result of higher share-based payments, and an increase in cost of sales, because of higher cash costs per tonne of processed ore (Refer to non-GAAP financial measures).

First Quarter 2013 Financial Results

During Q1 2013, the Company generated net income of $6.7 million, compared to $11.1 million a year ago.

Mine operating earnings decreased by 20% to $16.8 million (Q1 2012: $21.1 million), while cash flow from operations, before changes in working capital, increased by 11% to $16.3 million (Q1 2012: $14.7 million). The decrease in mine operating earnings, compared to the first quarter of 2012, is attributable to differences in final sales adjustments at both San Jose and Caylloma of $2.8 million, and comparatively lower operating margins at San Jose when compared with the previous quarter. The latter effect is attributable to 19% higher unit costs, 5% lower realized silver price and 12% lower gold production. Cash cost per tonne of processed ore at San Jose was in line with quarterly guidance.

Net income was further affected by higher stock based compensation charges of $1.3 million, higher corporate general and administrative expenses.

The increase in cash flow from operations, before changes in working capital, reflects lower taxes paid at Caylloma in the period.

Management’s Discussion and Analysis Page - 10

Basic earnings per share for Q1 2013 was $0.05 (Q1 2012: $0.09). Operating cash flow per share, before changes in working capital, was $0.13 (Q1 2012: $0.12) (Refer to non-GAAP financial measures).

Sales for Q1 2013 were $40.7 million and little changed from a year ago (Q1 2012: $40.6 million). Sales from Caylloma increased by 4% to $22.2 million (Q1 2012: $21.4 million) and were offset a 4% decrease in sales from San Jose to $18.5 million (Q1 2012: $19.2 million).

In Q1 2013, provisional sales increased by 8% to $42.1 million (Q1 2012: $39.2 million), offset by negative price and assay adjustments of $1.4 million (Q1 2012: positive $1.4 million).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale.

	QUARTERLY RESULTS
	Three months ended March 31,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	22,942,942	19,156,178	42,099,119	20,370,880	18,781,224	39,152,104
Adjustments *	(703,632)	(682,219)	(1,385,851)	993,933	454,836	1,448,768
Sales	22,239,310	18,473,959	40,713,268	21,364,813	19,236,060	40,600,872

Silver
Provisional Sales (oz)	538,969	503,068	1,042,037	477,449	448,410	925,859
Realized Price ($/oz)**	30.16	30.28	30.37	32.19	31.90	32.05
Net Realized Price ($/oz)***	26.75	27.68	27.20	27.99	28.63	28.30
Gold
Provisional Sales (oz)	543	4,137	4,681	590	4,458	5,048
Realized Price ($/oz)**	1647.70	1,648.18	1,642.43	1,680.97	1,663.73	1,656.09
Net Realized Price ($/oz)***	1,224.47	1,264.46	1,259.82	1,332.77	1,333.49	1,333.40
Lead
Provisional Sales (000’s lb)	4,785	-	4,785	4,385	-	4,385
Realized Price ($/lb)**	1.05	-	1.05	0.95	-	0.95
Net Realized Price ($/lb)***	0.77	-	0.77	0.63	-	0.63
Zinc
Provisional Sales (000’s lb)	6,069	-	6,069	5,074	-	5,074
Realized Price ($/lb)**	0.93	-	0.93	0.92	-	0.92
Net Realized Price ($/lb)***	0.68	-	0.68	0.68	-	0.68

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q1 2013 increased by 23% to $23.9 million, compared to $19.5 million in Q1 2012. The increase is primarily attributable to higher concentrate sales and unit cash costs at both San Jose and Caylloma (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 11

	Expressed in $ 000’s
	Three months ended March 31,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$11,203	$ 7,863	$19,066	$ 9,422	$ 5,099	$ 14,521
Depletion and depreciation	2,444	2,206	4,650	1,791	2,606	4,397
Royalty expenses	213	-	213	602	-	602
	$13,860	$10,069	$23,929	$ 11,815	$ 7,705	$ 19,520

1 Direct mining costs include salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses for Q1 2013 increased by 42% to $5.6 million (Q1 2012: $3.9 million), largely due to higher share-based payments of $1.3 million. This resulted from an increase in the fair value of restricted share units and deferred share units and vesting of granted options.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll related costs for executive and management, as well as administrative, legal, financial, information technology, human and organizational development, and procurement functions, as well as professional service fees.

	Expressed in $ millions
	Three months ended March 31,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 3.1	$ 0.7	$ 1.0	$ 4.8	$ 2.4	$ 0.8	$ 0.8	$ 4.0
Foreign exchange	(0.1)	-	(0.3)	(0.4)	0.1	0.1	(0.1)	0.1
Share-based payments	1.0	-	-	1.0	(0.3)	-	-	(0.3)
Workers’ participation	-	0.1	0.1	0.2	-	0.1	-	0.1
	$ 4.0	$ 0.8	$ 0.8	$ 5.6	$ 2.2	$ 1.0	$ 0.7	$ 3.9

Exploration and evaluation costs for Q1 2013 decreased by 42% to $0.1 million (Q1 2012: $0.3 million).

	Expressed in $ millions
	Three months ended March 31,
	2013	2012
Salaries, wages, and benefits	$0.1	$0.2
Direct costs	-	0.1
	$0.1	$0.3

Net loss on commodity contract for Q1 2013 was nil compared to a loss of $0.3 million in Q1 2012, which was related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Management’s Discussion and Analysis Page - 12

Interest income for Q1 2013 was unchanged at $0.2 million (Q1 2012: $0.2 million), as cash balances were reduced.

Interest expense for Q1 2013 was also unchanged at $0.2 million (Q1 2012: $0.1 million).

Income taxes for Q1 2013 decreased by 20% to $4.4 million (Q1 2012: $5.4 million), primarily due to a reduction of the tax base.

The income tax provision comprises $2.0 million (Q1 2012: $1.9 million) of current expense, arising mainly from our Peruvian operations, and $2.4 million (Q1 2012: $3.5 million) of deferred income tax arising from our Peruvian and Mexican operations.

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

	Expressed in $ millions
	Three months ended March 31,
	2013	2012
NET INCOME FOR THE PERIOD	$6.7	$11.1
Items of note, net of tax:
Mark-to-Market effect on derivatives	-	(0.4)
ADJUSTED NET INCOME FOR THE PERIOD (1)	$6.7	$10.7

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 13

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended March 31,
	2013	2012
Net income for the period	$6,665	$11,111
Items not involving cash	10,342	9,209
	$17,007	$20,320
Income taxes paid	(893)	(5,765)
Interest expense paid	(7)	(11)
Interest income received	169	148
Cash generated by operating activities before changes in working capital	$16,276	$14,692
Divided by
Weighted average number of shares (‘000’s)	123,600	123,484
Operating cash flow per share before change in working capital (1)	$0.13	$0.12

(1) A non-GAAP financial measure

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. In addition, cash costs are an industry standard method of comparing certain costs on a per unit basis, however, these do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Management believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2013 and 2012.

Management’s Discussion and Analysis Page - 14

Consolidated Mine Cash Cost	Expressed in $’000’s

	Q1 2013	Q1 2012

Cost of sales [1]	23,929	19,520
Add / (Subtract)
Change in concentrate inventory	(651)	1,228
Depletion and depreciation in concentrate inventory	246	(396)
Government royalties and mining taxes	(213)	(602)
Workers participation	(879)	(398)
Depletion and depreciation	(4,650)	(4,398)
Cash cost (A)	17,782	14,954

Cash cost (A)	17,782	14,954
Add / (Subtract)
By-product credits	(13,294)	(13,274)
Refining charges	1,757	1,904
Cash cost applicable per payable ounce (B)	6,245	3,584

Payable ounces of silver production (C)	945,574	905,436

Cash cost per ounce of payable silver ($/oz) (B/C)	6.60	3.96

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 15

San Jose Mine Cash Cost	Expressed in $’000’s

	Q1 2013	Q1 2012

Cost of sales [1]	10,069	7,705
Add / (Subtract)
Change in concentrate inventory	(321)	957
Depletion and depreciation in concentrate inventory	204	(358)
Workers participation	(459)	-
Depletion and depreciation	(2,206)	(2,605)
Cash cost (A)	7,287	5,699

Total processed ore (tonnes) (B)	93,478	87,056

Cash cost per tonne of processed ore ($/t) (A/B)	77.96	65.46

Cash cost (A)	7,287	5,699
Add / (Subtract)
By-product credits	(5,008)	(5,998)
Refining charges	687	668
Cash cost applicable per payable ounce ( C)	2,966	369

Payable ounces of silver production (D)	471,102	445,421

Cash cost per ounce of payable silver ($/oz) (C/D)	6.30	0.83

Mining cost per tonne	35.91	28.26
Milling cost per tonne	19.05	18.15
Indirect cost per tonne	16.42	14.37
Community relations cost per tonne	1.11	0.02
Distribution cost per tonne	5.47	4.66
Total production cost per tonne	77.96	65.46

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 16

Cayloma Mine Cash Cost	Expressed in $’000’s

	Q1 2013	Q1 2012

Cost of sales [1]	13,860	11,815
Add / (Subtract)
Change in concentrate inventory	(330)	271
Depletion and depreciation in concentrate inventory	42	(38)
Government royalties and mining taxes	(213)	(602)
Workers participation	(420)	(398)
Depletion and depreciation	(2,444)	(1,793)
Cash cost (A)	10,495	9,255

Total processed ore (tonnes) (B)	111,416	113,444

Cash cost per tonne of processed ore ($/t) (A/B)	94.20	81.58

Cash cost (A)	10,495	9,255
Add / (Subtract)
By-product credits	(8,286)	(7,276)
Refining charges	1,070	1,236
Cash cost applicable per payable ounce ( C)	3,279	3,215

Payable ounces of silver production (D)	474,472	460,015

Cash cost per ounce of payable silver ($/oz) (C/D)	6.91	6.99

Mining cost per tonne	41.51	38.67
Milling cost per tonne	15.89	13.73
Indirect cost per tonne	24.54	22.00
Community relations cost per tonne	4.80	0.32
Distribution cost per tonne	7.46	6.86
Total production cost per tonne	94.20	81.58

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Liquidity and Capital Resources

First Quarter 2013 Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Management’s Discussion and Analysis Page - 17

The Company’s cash and cash equivalents as at March 31, 2013 totalled $64.0 million (2012: $58.7 million), and short term investments totalled $3.9 million (2012: $6.0 million).

The $5.3 million increase (Q1 2012: $14.6 million increase) in cash and cash equivalents at March 31, 2013 is due to the cash provided by operating activities of $22.0 million, net cash used in investing activities of $16.4 million and net cash used in financing activities of $0.1 million, and the effect of exchange rate changes on cash and cash equivalents of $0.2 million. Compared to Q1 2012, the Company’s expenditures on mineral properties, plant and equipment increased by $10.8 million and redemptions of short term investments declined by $15.0 million and cash provided by operating activities increased by $17.8 million.

Working capital for the quarter decreased by $3.8 million to $83.7 million reflecting decreases in short term investments of $2.1 million, accounts receivable and other assets of $5.0 million, prepaid expenses of $0.1 million, inventories of $0.6 million, increases in trade and other payables of $1.3 million, provisions and income tax payable of $0.1 million, offset by increases in cash and cash equivalents of $5.3 million, and decreases from current portion of leases and long term liabilities of $0.1 million.

During the three months ended March 31, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $16.3 million (Q1 2012: $14.7 million). Changes in non-cash working capital items amounted to $5.7 million (Q1 2012: negative $10.5 million), and income taxes paid and interest income paid and received amounted to $0.7 million (Q1 2012: $5.6 million), resulting in net cash provided by operating activities of $22.0 million (Q1 2012: $4.2 million).

Cash used by the Company for the three months ended March 31, 2013, in investing activities totalled $16.4 million (Q1 2012: provided $9.9 million) comprised of $2.0 million (Q1 2012: $17.0 million) net redemptions of short term investments, $nil (Q1 2012:  $0.5 million) net receipts on deposits on long term assets, and offset by $18.4 million (Q1 2012: $7.6 million) expenditures on mineral properties, plant and equipment.

During the three months ended March 31, 2013, cash used by financing activities totalled $0.1 million (Q1 2012: provided $0.5 million) with repayment of finance lease obligations of $0.1 million (Q1 2012: $0.2 million), and offset by net proceeds on the issuance of common shares of $nil (Q1 2012: $0.7 million).

In February 2013, the Bank of Nova Scotia extended the $20 million credit facility maturity date to February 6, 2013 and then to February 27, 2013.  On March 15, 2013, the Bank of Nova Scotia extended the credit facility maturity date to March 28, 2013. No funds were drawn from this credit facility.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

Management’s Discussion and Analysis Page - 18

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, managements believes the Company will be able to do so at prevailing market rates.

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at March 31, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$18.7	$-	$-	$-	$18.7
Income tax payable	0.2	-	-	-	0.2
Long term liabilities	0.4	2.2	-	-	2.6
Operating leases	0.7	1.3	0.8	0.1	2.9
Provisions	0.6	0.5	0.6	11.1	12.8
	$20.6	$4.0	$1.4	$11.2	$37.2

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at March 31, 2013, $2,443 of capital commitments not disclosed elsewhere in the consolidated financial statements, and forecasted to be expended within one year, includes the following: $2,068 mine and tailing dam development at the San Jose property; and, $375 for the camp infrastructure at Caylloma.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at March 31, 2013 are as follows:

Management’s Discussion and Analysis Page - 19

	Expressed in $’000’s
	Expected payments due by period as at March 31, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$139	$450	$300	$99	$988
Office premises – Peru	377	787	480	-	1,644
Office premises – Mexico	7	-	-	-	7
Total office premises	$523	$1,237	$780	$99	$2,639
Computer equipment – Peru	121	44	-	-	165
Computer equipment – Mexico	17	16	-	-	33
Total computer equipment	$138	$60	$-	$-	$198
Total operating leases	$661	$1,297	$780	$99	$2,837

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  As at March 31, 2013, the Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Management’s Discussion and Analysis Page - 20

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585.  This bank letter of guarantee expires 360 days from December 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended March 31,
Transactions with related parties	2013	2012
Salaries and wages [1,2]	$25	$18
Other general and administrative expenses [2]	77	147
Leasehold improvements [2]	-	4
	$102	$169

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

Management’s Discussion and Analysis Page - 21

	Expressed in $’000’s
	Three months ended March 31,
	2013	2012
Salaries and other short term employee benefits	$848	$550
Directors fees	93	90
Consulting fees	45	45
Share-based payments (recovery)	827	(343)
	$1,813	$342

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	March 31, 2013	December 31, 2012
Owing from a director and officer[3]	$10	$-
Owing from a company with common director [3]	2	5
	$12	$5

3 Owing from a director and officer includes non-interest bearing advances to an officer and director of the Company, and a company controlled by a director of the company at March 31, 2013 and December 31, 2012.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	March 31, 2013	December 31, 2012
Owing to a company(ies) with common directors [4]	$25	$54

42013 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company. 2012 owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Management’s Discussion and Analysis Page - 22

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification and assessment of the nature of the Company’s interest in other entities or arrangements to determine whether the Company has control, joint control, significant influence or an interest in another entity or arrangement.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

Management’s Discussion and Analysis Page - 23

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks (expressed in 000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the three months ended March 31, 2013, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 24

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$63,973	$-	$-	$63,973
Short term investments	3,929	-	-	3,929
Trade receivable from concentrate sales [1]	-	12,330	-	12,330
	$67,902	$12,330	$-	$80,232

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 25

ii.

Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

Expressed in $’000’s
	March 31, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents [1]	$63,973	$63,973	$58,720	$58,720
Short term investments [1]	3,929	3,929	6,019	6,019
Trade receivable from concentrate sales [2]	12,330	12,330	15,158	15,158
Advances and other receivables [1]	1,810	1,810	3,637	3,637
Due from related parties [1]	12	12	5	5
Deposits on long term assets [3]	2,726	2,726	2,694	2,694
	$84,780	$84,780	$86,233	$86,233
Financial liabilities
Trade and other payables [1]	$18,000	$18,000	$16,700	$16,700
Due to related parties [1]	25	25	54	54
Leases and long term liabilities [4]	545	562	695	719
	$18,570	$18,587	$17,449	$17,473

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales include provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

4 Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 26

	Expressed in ‘000’s
	March 31, 2013				December 31, 2012
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$5,355	S/.	3,323	$5,460	$4,231	S/.	1,389	$6,136
Short term investments	4,000		-	-	6,000		-	-
Accounts receivable and other assets	76		2,264	87,209	77		3,097	98,147
Due from related parties	-		26	-	-		-	-
Trade and other payables	(1,405)		(12,220)	(65,602)	(1,225)		(12,300)	(49,779)
Due to related parties	(26)		-	-	(54)		-	-
Provisions, current	-		(358)	(4,896)	-		(284)	(4,502)
Income tax payable	-		(326)	-	-		(326)	-
Leases and long term liabilities	(2,108)		-	(258)	(1,998)		-	(245)
Provisions	-		(17,453)	(39,648)	-		(19,560)	(39,323)
Total	$5,892	S/.	(24,744)	$(17,735)	$7,031	S/.	(27,984)	$10,434
Total US$ equivalent	$5,788		$(9,557)	$(1,435)	$7,053		$(10,970)	$802

Based on the above net exposure as at March 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $643 (2012: $784) and a net loss of $1,221 (2012: net loss $1,130).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2013 is as follows:

	Expressed in ‘000’s
	March 31, 2013	December 31, 2012
Cash and cash equivalents	$63,973	$58,720
Short term investments	3,929	6,019
Accounts receivable and other assets	22,043	27,032
Due from related parties	12	5
	$89,957	$91,776

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Management’s Discussion and Analysis Page - 27

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

(Refer to Contractual Obligations for the expected payments due as at March 31, 2013.)

Significant Changes in Accounting Policies including Initial Adoption

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income (“OCI”) is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income.  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 Property, Plant, and Equipment (Amendment)

IAS 16 is amended to clarify the classification of servicing equipment.  Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 Inventories.

IAS 32 Financial Instruments: Presentation (Amendment)

IAS 32 is amended to clarify that IAS 12 Income Taxes applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

IAS 34 Interim Financial Reporting (Amendment)

IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

The IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

Management’s Discussion and Analysis Page - 28

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The Company has adopted IFRS 10 with no significant impact on the Company’s Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  The Company has adopted IFRS 11 with no significant impact on the Company’s Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The Company has adopted IFRS 12 with no significant impact on the Company’s Financial Statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments.

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IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.  The Company has adopted IFRS 10, 11, and 12 with no significant impact on the Company’s Financial Statements.

IAS 19 Employee Benefits

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On June 16, 2011, the IASB issued amendments to IAS 19, Employee Benefits, in order to improve the accounting for employment benefits. The amendments make important improvements by:

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eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

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streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

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enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The Company has adopted IAS 19 with no significant impact on the Company’s Financial Statements.

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. The Company has adopted IAS 27 with no impact on the Company’s Financial Statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  The Company has adopted IAS 28 with no significant impact on the Company’s Financial Statements.

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Management’s Discussion and Analysis Page - 30

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 7, 2013 is 125,305,166 common shares. In addition, 6,042,474 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	8,271	$4.46	June 29, 2013
	1,651,244	$4.46	June 8, 2014
	2,027,542	$4.03	May 29, 2015
	200,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	225,000	$1.66	July 10, 2016
	10,000	$0.85	January 11, 2017
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	380,779	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	6,042,474

Management’s Discussion and Analysis Page - 31

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2012.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of March 31, 2013, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of March 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Management’s Discussion and Analysis Page - 32

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

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mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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timing of the completion of construction activities at the Company’s properties and their completion on budget;

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production rates at the Company’s properties;

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cash cost estimates;

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timing to achieve full production capacity at the Company’s properties;

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timing for completion of infrastructure upgrades related to the Company’s properties;

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timing for delivery of materials and equipment for the Company’s properties; and

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

Management’s Discussion and Analysis Page - 33

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2012 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 34